UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
OMB Number: 3235-0058
Expires: May 31, 2012
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FORM 12b -25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
333-148697

CUSIP NUMBER
45776Q109
(Check one):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[x] Form 10-Q	[ ] Form 10-D	[ ] Form N-SAR
[ ] Form N-CSR
For Period Ended: June 30, 2010

	[ ]	Transition Report on Form 10-K
	[ ]	Transition Report on Form 20-F
	[ ]	Transition Report on Form 11-K
	[ ]	Transition Report on Form 10-Q
	[ ]	Transition Report on Form N-SAR
For the Transition Period Ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Read instructions (on back page) Before Preparing Form.  Please Print or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

PART I – REGISTRANT INFORMATION

INSIGHT MANAGEMENT CORPORATION
Full Name of Registrant

Former Name if Applicable

Care of: Sayid and Associates, LLP
408 West 57th Street, Suite 8E
New York, New York 10019
Address of Principal Executive Office

PART –II RULES 12B-25 AND [c]

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 [c] the following should be completed.  (Check box, if appropriate)

[x]
(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-K, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III- NARRATIVE

State below in reasonable detail why Forms 10-k, 20-Q,F11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof , could not be filed within the prescribed time period.

The Company is unable to file its quarterly report for the second quarter of 2010 in a timely fashion because it has only recently been able to obtain the financial wherewithal required to compile and file the report.  It is anticipated that the report will be filed within the next day or so as it is complete but was completed after the time of filing on its due date.

PART 1V-OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

     Kevin Jasper                                                                                                   866-787-3588

  (Name)                                                                                                   (Telephone Number)

(2)
Have all the periodic reports required under Section13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

        [x] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [x] No.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INSIGHT MANAGEMENT CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2010                                                                                                By:  /s/ Kevin Jasper
                                    Kevin Jasper
                    Interim President

INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing this form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001)